ReSearch Pharmaceutical Services, Inc.
520 Virginia Drive
Fort Washington, Pennsylvania 19034
February 6, 2008
VIA EDGAR
Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549
Re:	ReSearch Pharmaceutical Services, Inc. Registration Statement on Form 10-12G/A, filed January 22, 2008 File No. 0-52981
Dear Mr. Riedler:
     This letter responds to the comments made by the Staff of the Securities and Exchange Commission (the “SEC”) in its letter transmitted to us on February 5, 2008 with respect to the Staff’s review of our Registration Statement on Form 10-12G (the “Registration Statement”), as amended on January 22, 2008. For the Staff’s convenience, we have repeated below in bold type the specific comments to which we are responding and have set forth our response immediately below the applicable comment.
     We have today filed with the SEC a second amendment to the Registration Statement (the “Amended Registration Statement”) that reflects the changes indicated in responses 1 to 10 of this letter.

Jeffrey Riedler
Securities and Exchange Commission
February 6, 2008

Item 1A. Risk Factors, page 6
1.	We note your response to prior comments 15 and 16. Please state either in these risk factors or in the Business section that you believe that your insurance coverage is adequate. If you are unable to state that your insurance coverage is adequate, please disclose the previously requested information either in these risk factors or in the Business section.
We have amended the risk factors on pages 9 and 10 of the Amended Registration Statement to state that we believe our insurance coverage is adequate.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13
Critical Accounting Policies, page 13
Stock Based Compensation, page 14
2.	We have read your response to comment 18 and your revised disclosures. Please expand your disclosure to include the number of shares granted during each period. Please include all grant dates through September 30, 2007, including the grant in which the estimated fair value of common stock was $5.26.
We have amended the table and introductory paragraph on page 15 of the Amended Registration Statement to include the number of shares granted during each period presented, including all grant dates through September 30, 2007. We note that there were no options granted during the period in which the estimated fair value of common stock was $5.26 per share.
Liquidity and Capital Resources, page 18
3.	The discussion of the cash flow statement should cover all years presented in the financial statements.
We have amended the disclosure on pages 18 and 19 of the Amended Registration Statement to add discussion of our liquidity and capital resources for the year ended December 31, 2006 compared to the year ended December 31, 2005 and the year ended December 31, 2005 compared to the year ended December 31, 2004.
Item 6. Executive Compensation, page 22
Performance Bonuses, page 26
4.	We are reissuing prior comment 28. We note that your disclosure in this section does not appear to be consistent with footnotes 8 and 9 to the Summary Compensation Table. We also note that you have not disclosed the EBITDA target which appears to be material to 2006 compensation. If you believe this target is not material to 2006 compensation, please provide us with your analysis as to why you do not believe it is material. Please include in your analysis more information regarding how the board of directors determines the amount of the bonus. To the extent that you revise the description of your bonuses, please also amend Exhibit 10.18 accordingly.
We have amended the disclosure on page 26 of the Amended Registration Statement so the disclosure is consistent between the section entitled “Performance Bonuses” and footnotes 8 and 9 of the Summary Compensation Table. We have also amended the disclosure under the heading entitled “Performance

Jeffrey Riedler
Securities and Exchange Commission
February 6, 2008

Bonuses” to disclose the EBITDA target used to determine certain aspects of compensation during fiscal year 2006. We have also included additional disclosure relating to how our Board of Directors determines the amount of bonuses, and revised Exhibit 10.18 accordingly.
5.	In addition to the above comment, please also consider whether the amounts, or any portion of the amounts, paid to Messrs. Perlman and Bell and disclosed in the “Bonus” column of the Summary Compensation Table should instead be included in the “Non Equity Incentive Plan Compensation” column. In considering this issue, please see Question 4.04 of the Compliance and Disclosure Interpretations for Item 402 of Regulation S-K located on our website.
We have reviewed the suggested guidance relating to Item 402 of Regulation S-K located on the SEC website and have revised the heading of the Summary Compensation Table to replace the column header “Bonus” and replace it with the column header “Non-Equity Incentive Plan Compensation.” We have made this change for all amounts included in the column of the Summary Compensation Table formerly under the heading “Bonus,” not only for the amounts paid to Messrs. Perlman and Bell.
In addition, we have amended the Grants of Plan-Based Awards Table on page 32 of the Amended Registration Statement to include a column for non-equity incentive plan compensation and added the appropriate amounts (the amounts in the “Non-Equity Incentive Plan Compensation” column of the amended Summary Compensation Table) to the new column having the heading “Estimated Future Payouts Under Non-Equity Incentive Plan Awards.” We have also amended footnote 3 of the Grants of Plan-Based Awards Table to describe our non-equity incentive plan compensation.
Comparison of Named Executive Officer Compensation Prior to and Subsequent to Our Merger with Old RPS, page 29
6.	We note that you attribute much of the increases in compensation of the executive officers from 2006 to 2007 to the new terms of the employment agreements. Please revise this section to discuss how the compensation committee determined the amounts and why they chose the terms of the employment agreements. For example, we note that for certain of the executive officers the new employment agreement provided for an increased base salary, bonus and/or a stock option grant, please provide more information as to the compensation committee’s reasoning behind these increases in compensation.
We have amended the disclosure on page 29 of the Amended Registration Statement to discuss the reasoning employed by the respective Boards of Directors of RPS and Cross Shore to make changes to the compensation of our executives officers in conjunction with or after our merger with Old RPS.
Named Executive Employment Agreements, page 29
7.	Please file a copy of the employment agreement with Samir Shah with your next amendment.
Samir Shah’s employment agreement was filed as exhibit 10.7 to the Registration Statement filed on December 14, 2007. We have therefore not included it as an exhibit to the Amended Registration Statement.
Item 7. Certain Relationships and Related Transactions, Director Independence
8.	We are reissuing part of prior comment 32. Please revise this section to disclose the information required by Item 404(a) of Regulation S-K in connection with the Agreement Concerning Board of

Jeffrey Riedler
Securities and Exchange Commission
February 6, 2008

Directors which provides Pangaea, among other things, rights to designate two of the company’s directors.
We have amended the disclosure on page 41 of the Amended Registration Statement to disclose the information required by Item 404(a) relating to the Agreement Concerning Board of Directors with Pangaea.
Item 15. Financial Statements and Exhibits, page 56
Notes to Consolidated Financial Statements, page F-6
2. Significant Accounting Policies, page F-6
Merger and Accounting Treatment (Unaudited), page F-6
9.	Disclose all the consideration received by the RPS shareholders in the merger. Then clearly explain how the merger/reverse acquisition was accounted for including the purchase price allocation. Explain the reason for the $20 million distribution to RPS shareholders.
The total consideration received in the merger by the RPS shareholders (including holders of common stock, preferred stock and warrants) is disclosed in the fourth paragraph of footnote 2 to the consolidated financial statements on page F-7 and consisted of 15,758,497 shares of Cross Shore common stock and $20,000,000. The $20,000,000 was paid out of the total $49.9 million which was released from trust on the merger date. The remaining cash of $29.9 million is available for use by the combined company to fund business operations.

We have updated the disclosure of the merger/reverse acquisition accounting, including the purchase price allocation, in footnote 2 to the consolidated financial statements.

The $20,000,000 paid to the RPS shareholders is part of the merger consideration pursuant to the merger agreement and we have updated our disclosure in footnote 2 to the consolidated financial statements to indicate such.
10.	We have read your response to comment 44 and your revised disclosures. Please explain the difference between the beginning balance of common shares of 12,404,751 in the statements of stockholders’ equity and the 15,758,497 shares disclosed on page F-7. For the purpose of computing earnings per share for the fiscal year during which a reverse acquisition occurs, the following should be used: the number of shares outstanding for the period from the beginning of the fiscal year to the date of the reverse acquisition should be the number of shares issued by the legal parent; the number of shares outstanding for the period from the date of the reverse acquisition to the end of the fiscal year should be the number of shares issued by the legal parent plus the number of shares of the legal parent prior to the merger. For the comparative periods, the number of shares issued by the legal parent should be used. Therefore, please explain to us why the amounts on page F-14 do not appear to reflect the 15,758,497 shares issued by the legal parent. Also, please explain to us how the weighted average common shares for September 30, 2007 were calculated.
A reconciliation between the beginning balance of common shares of 12,404,751 in the statements’ of stockholders’ equity and the 15,758,497 shares disclosed on page F-7 is as follows:

Jeffrey Riedler
Securities and Exchange Commission
February 6, 2008

Common shares issued, December 31, 2006 per statements of stockholders’ equity	12,404,751
Plus: Stock option exercise during 2007	6,324
Less: Common shares held in treasury, December 31, 2006 per statements of stockholders’ equity	(6,903,077)
Plus: Common shares issued in exchange for preferred stock	8,864,885
Plus: Common shares issued in exchange for common stock warrants	1,385,614
Equals: Total common shares issued to RPS Stockholders in connection with the merger	15,758,497
To arrive at the common shares outstanding of Former RPS for periods prior to the merger, the 6.9 million shares held in treasury have been netted against the 12.4 million shares issued to arrive at approximately 5.5 million shares outstanding. The common shares and the shares held in treasury of Former RPS for all periods prior to the date of the merger with Cross Shore have been retroactively adjusted to reflect the number of shares of RPS NewCo common stock received by the holders of common stock of Former RPS based upon the exchange ratio as per the merger agreement. The exchange ratio of the merger agreement entitled each holder of Former RPS common stock, preferred stock and common stock warrants to receive shares of common stock of RPS NewCo at a ratio of approximately 1.40 to 1 (i.e. 1.40 shares of RPS NewCo common stock for each share of Former RPS common stock, preferred stock, or common stock warrants held). Accordingly, the aggregate 11.21 million shares of Former RPS common stock, preferred stock and common stock warrants converted into a total of 15.76 million shares of RPS NewCo.

The preferred stock and common stock warrants of Former RPS are outstanding for all periods presented prior to the date of the merger with Cross Shore in the Company’s historic financial statements, as holders of these instruments were entitled to specific preferences and/or had different voting and dividend rights than common shareholders in these periods. As these separate and distinct instruments are outstanding for all periods presented in the historic financial statements, the common shares of RPS NewCo that these instruments were ultimately exchanged for are not included as outstanding for purposes of the EPS calculations prior to the merger with Cross Shore. Accordingly, the basic share amounts noted on page F-14 for the nine months ended September 30, 2007 and for all historic periods presented are not inclusive of all 15,758,497 shares held by Former RPS shareholders. Rather, the share amounts included in the basic weighted average calculations reflect the historical outstanding common shares of Former RPS (common shares issued less common shares held in treasury) adjusted for the 1.4 merger ratio, or 5.5 million common shares. The dilutive impact of the outstanding common stock warrants of Former RPS and the conversion of the outstanding preferred stock of Former RPS is included in the historic diluted EPS calculations where appropriate.

The basic weighted average share calculation for the nine months ended September 30, 2007 assumes the 5.5 million common shares received by Former RPS common stock holders in connection with the merger (12.4 million outstanding shares less 6.9 million treasury shares) are outstanding for the entire period. The additional common shares issued to Former RPS preferred stock and common stock warrant holders (10.25 million shares) plus the number of shares of the legal parent (Cross Shore) prior to the merger (17.1 million shares) are reflected as outstanding from the date of the reverse acquisition through September 30, 2007. The 5.5 million shares outstanding prior to the merger on August 30, 2007, plus the 32.9 million shares outstanding from August 30, 2007 through September 30, 2007, result in weighted average common shares outstanding- basic of 8,621,880 shares for the nine months ended September 30, 2007.

Jeffrey Riedler
Securities and Exchange Commission
February 6, 2008

The dilutive weighted average share calculation for the nine months ended September 30, 2007 includes the effect of the dilution that would occur upon the exercise of common stock options or common stock warrants during the period and the conversion of preferred stock to common stock during the period.
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     Please direct any questions or comments regarding the responses set forth above to our outside legal counsel, Matthew M. McDonald at (215) 988-1192 or Justin D.G. Brennan at (215) 988-2682, of Drinker Biddle & Reath LLP.

Sincerely yours,
/s/ Steven Bell
Steven Bell
Executive Vice President of Finance and Chief Financial Officer

cc:	Jennifer Riegel, Securities and Exchange Commission, Division of Corporate Finance
Scott Uebele, Director Financial Reporting and Compliance
Stephen Simpson, Ernst & Young, LLP
Jason Fredrick, Ernst & Young, LLP
Stephen T. Burdumy, Drinker Biddle & Reath LLP
Justin D.G. Brennan, Drinker Biddle & Reath LLP